November 21, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Norman von Holtzendorff

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Empeiria Acquisition Corp.

Schedule TO-I Filed October 19, 2012

Amendment No. 1 to Schedule TO-I Filed October 26, 2012

Amendment No. 2 to Schedule TO-I Filed November 9, 2012

Amendment No. 3 to Schedule TO-I Filed November 13, 2012

File No. 005-86306

Ladies and Gentlemen:

Empeiria Acquisition Corp. (the “Company” or “EAC”) has today filed with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 4”) to its Schedule TO (File No. 005-86306), an amended and restated Offer to Purchase, dated November 21, 2012 (as so amended, the “Offer to Purchase”), and related tender offer documents. On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Commission contained in its letter dated November 15, 2012. For ease of reference, the text of each of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Capitalized terms that are not defined herein have the meanings assigned to them in the Offer to Purchase. Except as otherwise provided, page references included in the body of the Company’s responses are to the Offer to Purchase.

Schedule TO-I

General

1.	Please provide us with an analysis as to how you will comply with Section 5 of the Securities Act with respect to the issuance of EAC shares to the holders of IDE’s common stock.

Response: The Company advises the Staff that the Common Shares to be issued as consideration in the Merger will be issued to the holders of IDE’s common stock (the “Holders”) in reliance on the exemption from registration afforded by the provisions of Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

United States Securities and Exchange Commission

November 21, 2012

Section 4(a)(2) provides that the provisions of Section 5 do not apply to “transactions not involving any public offering.” The Supreme Court has provided a two-part test to determine when the Section 4(a)(2) exemption is applicable: (i) whether any offeree needs the protection of the Securities Act and (ii) whether each offeree had access to the kind of information that would be provided in a registration statement. See Securities and Exchange Commission v. Ralston Purina Co., 346 U.S. 119 (1953). The following factors have been applied by the Commission and courts to determined whether the Ralston test is satisfied:

•	the number of offerees and their relationship to each other and the issuer;

•	the number of securities offered and the size of the offering;

•	the manner of the offering;

•	the sophistication and experience of the offerees;

•	the nature and kind of information provided to offerees or to which offerees have ready access; and

•	the actions taken by the issuer to prevent the resale of securities.

In the context of the issuance of Common Shares to the Holders, these factors may be analyzed as follows:

Number of Offerees and their Relationship to Each Other and the Issuer. If the Merger is consummated, Common Shares will be issued to twelve holders of IDE’s common stock. Each Holder occupies a senior level position with IDE or is an affiliate of or a member of the family of the controlling stockholder of IDE and, through these positions and relationships with IDE, each Holder has been an active participant in the transaction process. The Holders are IDE’s controlling stockholder, Stephen Cope, four members of Stephen Cope’s family, an entity controlled and owned by Stephen Cope, Richard Dodson, Eric Storm, Bruce Burnham, Jeff Sweet, Ronald Moreau and Greg Kimbrough. Stephen Cope has been the Chairman and Chief Executive Officer of IDE since its inception. The Holders that are members of Stephen Cope’s family have a long, established relationship with IDE as a result of the family’s position and history as IDE’s controlling stockholder. Richard Dodson, Eric Storm, and Bruce Burnham serve as President and Chief Operating Officer, Chief Financial Officer, and Chief Accounting Officer, respectively. Additionally, Jeff Sweet, Ronald Moreau, and Greg Kimbrough each serves in a senior level position, has substantial responsibility and a long tenure with IDE.

As a result of the transaction, the Holders will receive Common Shares in the combined company. However, due to the nature of EAC’s business as a blank check company, the operations of the combined company will be almost entirely IDE legacy operations. The Holders are intimately familiar with the operations of IDE through their positions, tenure and relationship with IDE. Additionally, during the diligence and negotiating process, the Holders have developed a deep understanding of the operations of EAC.

These pre-existing relationships of the Holders with the combined company in which they will receive Common Shares establish “the requisite association with and knowledge of the issuer which make the Section 4[(a)](2) exemption available.” See SEC Release No. 33-4552.

United States Securities and Exchange Commission

November 21, 2012

Number of Securities Offered and the Size of the Offering. As stated above, the issuance of Common Shares is limited to the Holders. Consequently, the number of securities and size of the offering are narrowly tailored to provide each Holder the necessary incentive to participate in the Merger. The number of Common Shares issued will range from 4,349,400 to 4,911,135 Common Shares, if no contingent consideration is paid (or 9,599,400 to 10,161,135 Common Shares, if all 5,250,000 Common Shares are paid out as contingent consideration).

Manner of the Offering. The Company only communicated with the Holders following the execution of mutual confidentiality agreements. The Company did not use general advertising or general solicitation in connection with the Merger.

Sophistication and Experience of the Offerees. As described above, most of the Holders hold senior level positions at IDE. These Holders are highly experienced in managing energy equipment manufacturing and services businesses, having successfully overseen significant growth for multiple businesses, expanded revenue opportunities in international markets, executed acquisitions, integrated such acquired companies and navigated businesses under a range of market conditions. In addition to their tenure at and relationship with IDE, the experience of senior management includes leadership of a major division of a publicly-traded oil and gas services company, as well as project leadership and management roles at major equipment manufacturers, contract drilling companies and a global oil company. The non-management Holders, which include Stephen Cope’s family and an entity owned by Stephen Cope, had long-standing, close relationships with IDE and senior management and knowledge of IDE’s operations. These non-management Holders are either controlled by Stephen Cope or have knowledge of and a relationship with IDE and access to Stephen Cope, as a family member and as representative of the IDE stockholders, and other senior management that enabled them to evaluate the merits and risks of the Merger. Furthermore, each Holder will represent to the Company that he or she has consulted, or has had an opportunity to consult, with legal counsel and other advisors with respect to, and fully understands the meaning, intent and risks of, the transactions contemplated by the Merger Agreement.

Nature and Kind of Information Provided to Offerees or to Which Offerees Have Ready Access. The Company is subject to the periodic reporting requirements of the Exchange Act. In addition, pursuant to Rule 13e-4 and Regulation 14E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with Section 9.2 of its Second Amended and Restated Certificate of Incorporation, the Company prepared tender offer documents to be filed with the SEC that contain substantially the same information about EAC and its initial business transaction as is required under Regulation 14A of the Exchange Act. In the event the Company had a stockholder vote on the Merger, it would have been required to file a Proxy Statement/Registration Statement on Form S-4. As a result, the Company has included substantially the same information in the Offer to Purchase as would have been required by Form S-4. The senior management Holders participated in the preparation of the tender offer documents, and the financial statements included therein. Additionally, each Holder had access to the Company’s public filings, the tender offer documents, the Company’s Registration Statement on Form S-1 for its initial public offering and the Company’s periodic reports during the negotiation process.

Actions Taken by the Issuer to Prevent the Resale of Securities. In connection with the receipt of Common Shares, each Holder will represent and warrant to EAC that he or she is acquiring the securities issued for his or her own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempt from registration under the Securities Act. Each Holder has also executed a lock-up agreement in connection with entering into the Merger Agreement acknowledging that the Common Shares issued will be restricted and subject to certain restrictions on resale.

United States Securities and Exchange Commission

November 21, 2012

In summary, the issuance involved a limited number of financially sophisticated participants, each of whom (i) had a pre-existing relationship with the Company, (ii) was given access to information relevant to his investment, including substantially the same information as would have been required by Form S-4, and (iii) was offered securities in a manner not involving any general advertising or solicitation. Based on the Ralston test and the factors applied by the Commission and courts to determine whether the Ralston test is satisfied, the Company respectfully submits that Common Shares will be issued in accordance with Section 4(a)(2).

2.	We note discussion of the Contingent Cash Consideration in connection with the net proceeds of any equity offering by EAC consummated before Closing. We further note the intended offering of EAC securities as part of the merger consideration. Please provide us with an analysis as to how you will comply with Regulation M with respect to these contemplated distributions and the tender offer by EAC.

Response: The Company advises the Staff that it believes the issuance of Common Shares to the Holders will comply with Regulation M.

Rule 102 of Regulation M provides that, in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it is unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the “restricted period.” In a merger situation, the restricted period begins on the day the offering materials are first disseminated to security holders and continues through the end of the period in which the target shareholders can vote on the merger. Further, the restricted period is “based solely on the target company’s shareholder vote.” See Frequently Asked Questions About Regulation M (October 27, 1999, as revised).

Based on the foregoing, in accordance with Regulation M, the Company commenced the tender offer to purchase Common Shares after it received evidence that the restricted period related to the Merger Agreement ended. The restricted period with respect to the Merger commenced when the Company entered into a letter of intent with IDE on July 31, 2012 and ended when at least a majority of the IDE stockholders approved the execution of the Merger Agreement. The Company filed its Schedule TO and tender offer materials with the Commission and began distributing the tender offer materials to its stockholders after it received notice that the IDE stockholders had approved the execution of the Merger Agreement by Stephen Cope, the Merger Agreement was signed and the execution of the Merger Agreement was publicly announced.

Based on the foregoing rule and other interpretive and concept releases, the Company respectfully submits that the issuance of the Common Shares to the Holders will comply with Regulation M as the sale by EAC of Common Shares to the Holders occurred and the restricted period with respect to the Merger ended prior to the commencement of the tender offer and, consequently, no Common Shares will be purchased during the restricted period applicable to the Merger.

United States Securities and Exchange Commission

November 21, 2012

Offer to Purchase

General

3.	We note your disclosure to the effect that a unitholder must have his or her units separated into shares and warrants in order to be able to tender his or her shares. Please clarify in your filing how much time it would likely take for a unitholder to accomplish the separation of units into shares and warrants. Ensure that you highlight this issue sufficiently for investors.

Response: The Company has revised the introductory page entitled “Important” as well as pages 11 and 76 to clarify the amount of time it would likely take to separate a unit into shares and warrants.

Summary Term Sheet and Questions and Answers, page 1

4.	Please provide support for your assertion that IDE is one of the “leading” manufacturers of drilling rigs and rig components and providers of rig refurbishment and reconfiguration services to contract drilling companies worldwide.

Response: The Company has revised the disclosure on pages 3, 4, 5, 59, 113, 115, 116, 121, 124, 125, F-19, and F-27, and slides 4, 5, 11 and 40 to the Second Amended and Restated Investor Presentation (November 21, 2012) to replace “leading manufacturer” with “established manufacturer.” The Company believes that IDE is an established manufacturer of drilling rigs and components and provider of rig refurbishment and reconfiguration services. The Company bases this belief on the following:

•	IDE has put 71 rigs into service between 2006 and September 30, 2012 and built 141 VFD and SCR control systems between 2003 and September 30, 2012;

•	IDE’s IEC Systems division has been in existence for over 30 years and has a predictable and steady customer base;

•	during the course of its history, IDE has been able to expand its manufacturing, rig-up and field services and facilities; and

•	IDE’s growth trends in both products and services.

United States Securities and Exchange Commission

November 21, 2012

5.	We note your brief, passing mention of conflicts of interest at the end of a paragraph in a Q&A item entitled “Has EAC or its board of directors adopted a position on the Offer?” on page 12. Please enhance the summary / Q&A section of your filing by adding more prominent disclosure concerning conflicts of interest, in which you may refer investors to more detailed disclosure elsewhere in the filing concerning that topic.

Response: The Company has revised the sentence related to conflicts of interest on page 12 to refer to the more extensive discussion of potential conflicts of interests in the Q&A section. In order to give more prominence to the discussion of potential conflicts of interest in the Q&A item entitled “What interests do EAC’s officers and directors and other have in the Merger?”, the Company moved the item to immediately follow the Q&A item entitled “Has EAC or its board of directors adopted a position on the Offer?” The moved item refers investors to a more detailed disclosure elsewhere in the filing. The Company also supplemented the title to the Q&A item discussing potential conflicts of interest to specify that EAC’s officers and directors have interests different from those of other EAC security holders.

6.	We note the Q&A item entitled “Will the Sponsor or EAC’s officers and directors tender their Common Shares in the Offer?” on page 13. Please disclose the percentage of common shares of EAC held by the Sponsor and by EAC’s officers and directors.

Response: The Company has revised page 13 to include the percentage of Common Shares held by the Sponsor and by EAC’s officers and directors.

What is the Structure of the Merger and the Merger Consideration?, page 6

7.	We note the length and the complexity of your summary of the merger consideration. As a point of contrast, we note the more succinct summary in your press release of October 19, 2012, filed as Exhibit 99.1 to your Form 8-K / Schedule TO-C filed October 19, 2012. Please consider whether you could improve your disclosure in this Q&A item to make it easier for investors to read and understand, without losing the necessary detail and nuance, for example by starting your answer with a more succinct overview and then proceeding to provide greater detail.

Response: The Company has revised page 6 to add a more succinct summary of the merger consideration to be paid to each stockholder of IDE, which precedes the more detailed discussion.

United States Securities and Exchange Commission

November 21, 2012

8.	Refer to the second sentence of the third paragraph on page 7. Under what circumstances would the Aggregate Merger Consideration paid at closing exceed the final Aggregate Merger Consideration?

Response: The Company has supplemented the disclosure on page 7 to disclose the circumstances under which the Aggregate Merger Consideration paid at closing would exceed the final Aggregate Merger Consideration.

How will EAC fund the cash payment…. page 8

9.	Refer to the second paragraph of this section. The first sentence refers to a reduction by an amount equal to the Contingent Cash Consideration. Reconcile this with the disclosure in the eighth bullet point on page 6 which refers to a reduction by an amount equal to the Cash Consideration.

Response: The Company advises the Staff that the calculation on page 6 describes the Share Consideration to be paid at closing. However, the calculation on page 8 describes the potential adjustment to the allocation of consideration between cash and Common Shares. The Company has also supplemented the discussion of merger consideration on page 64 to describe the potential adjustment to the allocation.

The allocation of consideration to be paid to IDE’s stockholders at closing between cash and Common Shares depends on the balance of the Company’s Trust Account, plus any proceeds from any equity offering between signing and closing. The cash consideration paid to IDE’s stockholders at closing will be at least $20,000,000, but will be increased by the amount by which the amount in the Trust Account plus any proceeds from any equity offering between signing and closing exceeds $50,000,000 (up to a capped amount of $10,000,000) (the “Trust Account Excess”) multiplied by 0.5. If there is a Trust Account Excess at the time of closing, the Share Consideration paid to IDE’s stockholders at closing will equal the aggregate consideration paid to IDE’s stockholders at closing, minus the total cash consideration (which may include Trust Account Excess multiplied by 0.5) paid to IDE’s stockholders at closing. Therefore, if there is a Trust Account Excess, the IDE stockholders will receive (i) an increase in cash consideration equal to the Trust Account Excess multiplied by 0.5 and (ii) an equivalent decrease in Share Consideration (a reduction in number of Common Shares equal to the Trust Account Excess multiplied by 0.5, divided by $10). As described in the Company’s response to Comment 10, the Company is not currently conducting and does not intend to conduct an equity offering prior to the consummation of the Merger.

The second paragraph of the section referred to on page 8 assumes that the $20,000,000 in cash consideration to be paid at closing has already been taken into consideration when determining Share Consideration, and describes only the adjustment to be made to the allocation between cash and Share Consideration that would result if any Trust Account Excess exists. The “reduction” referred to on this page is a reduction in the number of Common Shares to be issued at closing based only on such excess.

United States Securities and Exchange Commission

November 21, 2012

The eighth bullet point on page 6 sets forth the entire calculation of Share Consideration to be paid at closing, rather than how the Common Share consideration will be affected by the balance of the Trust Account. In other words, this bullet point deducts from the Aggregate Merger Consideration the total amount of cash to be paid at closing to IDE’s stockholders ($20,000,000, plus 0.5 multiplied by the amount, if any, by which the Trust Account balance plus any proceeds from any equity offering between signing and closing exceed $50,000,000, up to a capped amount of $10,000,000).

10.	We note the reference to an equity offering. Please advise whether the Company is currently conducting or intends to conduct an equity offering prior to consummation of the Merger.

Response: The Company advises the Staff that it is not currently conducting and does not intend to conduct an equity offering prior to the consummation of the Merger.

How will the Offer and the issuance of the Share Consideration…, page 14

11.	Please consider expanding the table to reflect the impact of more than zero but less than 5,520,000 shares redeemed in the tender offer.

Response: The Company has expanded the table on page 14 to reflect a scenario where 3,000,000 Common Shares are redeemed in the tender offer.

The Transaction, page 55

Background of the Transaction, page 55

12.	We note your discussion on page 56 that EAC submitted nonbinding indications of interest or letters of intent with respect to more than 15 potential targets. Please expand to discuss in greater detail why you chose not to pursue transactions with the other potential targets.

Response: The Company has revised the disclosure on page 56 to provide greater detail regarding why the Company chose not to pursue transactions with other potential targets.

13.	Provide us supplementally with copies of any non-public information that was exchanged between the boards and managements of EAC and IDE in the transaction’s negotiations that were not filed with the Schedule TO, including all analysts’ reports, financial forecasts and projections used by EAC, IDE and their financial advisors.

Response: The Company advises the Staff that the supplemental materials requested are being submitted concurrently with this response under separate cover in accordance with 17 C.F.R. § 200.83 (“Rule 83”) and Rule 12b-4 of the Exchange Act (“Rule 12b-4”). We request that these materials be kept confidential under Rule 12b-4, and, as applicable, under Rule 83, and that the supplemental materials be returned in full in accordance with Rule 12b-4.

United States Securities and Exchange Commission

November 21, 2012

14.	With respect to the September 11, 2012 discussion, please explain in better detail the nature of the updated financial outlook for IDE’s business and why this led to modifying the deal structure to increase the contingent consideration and correspondingly decreasing the up-front consideration.

Response: The Company has revised page 57 to explain the nature of the updated financial outlook for IDE’s business and why this led to modifying the deal structure to increase contingent consideration and a decrease in the up-front consideration.

15.	With respect to the discussions from September 12 to September 15, 2012, please disclose the number and nature of the potential alternative transactions then under consideration by EAC. We note on page 59 the factors considered by the board in approving the merger. Please expand to discuss how the alternate transactions measured up against the factors the board considered in deciding to not pursue these alternate transactions and unanimously agreeing to support a transaction with IDE. Describe why your board of directors specifically favored the transaction with IDE over the alternate transactions.

Response: The Company has supplemented the disclosure on page 57 to discuss the factors the board of directors considered in deciding not to pursue the alternative transactions and in agreeing to pursue the IDE transaction in lieu of alternative transactions.

Factors Considered by the EAC Board of Directors in Approving the Merger, page 59

16.	Please expand to discuss the “operational issues” that may arise if IDE continues its pace of revenue growth.

Response: The Company has revised the disclosure on page 60 to expand its discussion of operational issues that may arise if IDE continues its pace of revenue growth.

Certain Benefits of EAC’s Officers and Directors and Others in the Transaction, page 60

17.	We note your statement that in the event the EAC is unable to consummate the Merger, “the 2,120,948 Common Shares held by the Sponsor and EAC’s officers and directors that were acquired before the IPO for an aggregate purchase price of $24,894 would be worthless.” Please disclose the value of these common shares using a recent trading price.

Response: The Company has supplemented the disclosure on page 60 to state the value of these Common Shares using the market price of the Common Shares on November 20, 2012.

Merger Consideration, page 63

18.

With respect to the disclosure regarding the Contingent Common Shares, if true, please clarify in the second, third and fourth bullet points that the shares to be issued in the respective bullet point are in addition to shares to be issued in the prior

United States Securities and Exchange Commission

November 21, 2012

bullet point(s). For example, if prior to the fifth anniversary of the closing, EAC’s trading price exceeds $13.50 per share for the requisite time period, please clarify if EAC will issue to the Holders a total of 1,312,500 shares or 2,625,000 shares (1,312,500 + 1,312,500).

Response: The Company has revised the second, third and fourth bullet points on pages 63 and 64, and similar disclosure on pages 7 and 166, to clarify that as EAC’s trading price exceeds the target prices, the number of Common Shares to be issued will aggregate. For example, if EAC’s stock price exceeds $13.50 per share for the requisite time period, the IDE stockholders will receive an aggregate of 2,625,000 Common Shares.

Conditions to Closing of the Transaction, page 64

19.	We note the bullet point on page 66 the condition that holders of no more than five percent of the aggregate outstanding Common Shares as of the Effective Time will have elected to exercise (and will not have withdrawn) dissenters’, appraisal or similar rights under Delaware law with respect to such shares. In other places in the document, you state that appraisal rights are not available. Please clarify here whether there are any dissenters’, appraisal or similar rights available with respect to this transaction.

Response: The Company advises the Staff that the bullet point on page 66 refers to a condition to closing that IDE must satisfy. The Company has revised the disclosure on page 66 to clarify that the condition requires that no more than 5% of the aggregate shares of IDE common stock (not EAC’s Common Shares) have elected to exercise (and will not have withdrawn) dissenters’, appraisal or similar rights under Delaware law.

The Offer, page 73

Stock Purchase Price, page 73

20.	Refer to the second sentence of this section. Reconcile such disclosure with Section 9.2 of EAC’s Second Amended and Restated Certificate of Incorporation which indicates that the redemption price payable per Common Share shall be equal to the amount held in the Trust Account as of two business days prior to the commencement of the tender offer.

Response: The Company has revised the disclosure on pages 13, 73 and 74 to reconcile the disclosure with Section 9.2 of EAC’s Second Amended and Restated Certificate of Incorporation.

United States Securities and Exchange Commission

November 21, 2012

21.	Disclosure in this section indicates that the stock purchase price will include interest accrued in the trust until two business days prior to the consummation of the Merger. Given the requirement that the purchase price per share be no less than $10.20, please advise if $10.20 is expected to exceed the trust balance plus accrued interest even if the merger is consummated on December 15, 2012.

Response: The Company advises the Staff that it does not expect that $10.20 per Common Share will exceed the trust balance plus accrued interest even if the Merger is consummated on December 15, 2012. The Company has supplemented the disclosure on page 74 to clarify this point. As of September 30, 2012, the Trust Account balance was $61,234,700, which exceeds the minimum $10.20 per Common Share redemption price. Prior to two business days before the consummation of the Merger, EAC intends to withdraw interest from the Trust Account for working capital purposes. Following the withdrawal, the Trust Account balance will approximate $10.20 per Common Share. The withdrawal of interest is permitted by EAC’s Second Amended and Restated Certificate of Incorporation and the Investment Management Trust Agreement related to the Trust Account.

Section 9.2(b) of EAC’s Second Amended and Restated Certificate of Incorporation provides that the redemption price for the Common Shares will be equal to the amount in the Trust Account as of two business days prior to the date of the commencement of the tender offer plus interest accrued from and after such date until two business days prior to the consummation of the Merger, less franchise and income taxes payable and less any interest that EAC may withdraw in accordance with the terms of the Trust Agreement for working capital requirements, divided by the total number of Common Shares sold in the IPO, but in no event less than $10.20 per Common Share. Additionally, pursuant to Section 2 of EAC’s Investment Management Trust Agreement, which sets forth the terms of the Trust Account, EAC may withdraw interest from the Trust Account for working capital requirements, provided that, after such withdrawals, the Trust Account balance does not fall below $10.20 per Common Share sold in EAC’s initial public offering. 6,000,000 shares were sold in EAC’s initial public offering.

No Proration, page 74

22.	Disclosure in this section indicates that “[i]f more than 5,520,000 Common Shares are validly tendered and not properly withdrawn we will terminate or extend the Offer.” Please advise under what circumstances EAC would extend the offer should the Maximum Tender Condition be triggered. Is it EAC’s expectation that under such circumstances it would engage in communications with its shareholders to persuade them to withdraw their tenders? Please confirm EAC’s understanding that it may not make any purchases of its shares outside the tender offer. Please refer to Exchange Act Rules 13e-4(f)(6) and 14e-5.

Response: The Company supplementally advises the Staff that the Company anticipates that it will extend the tender offer if, at a scheduled expiration date, the Maximum Tender Condition is triggered. Further, in the event it extends the tender offer because the Maximum Tender Condition is triggered, it expects to engage in communications with its stockholders to persuade them to withdraw their tenders. The Company confirms its understanding of Exchange Act Rules 13e-4(f)(6) and 14e-5.

United States Securities and Exchange Commission

November 21, 2012

Conditions of the Offer, page 80

23.	Please refer to the first bullet point on page 81. Please disclose what factors the Company will consider in determining that the Merger is not capable of being consummated contemporaneously with the Offer.

Response: The Company advises the Staff and has supplemented the disclosure on page 81 to discuss that, in evaluating whether the Merger is capable of being consummated contemporaneously with the Offer, it will consider whether the conditions to consummating the Merger are capable of being satisfied before December 15, 2012. If these conditions to consummating the Merger cannot be satisfied before that date, the Company will be unable to complete the Merger and will terminate the Offer. For example, the Company’s obligation to consummate the Merger is conditioned upon, among other things, that the Merger Agreement has not been terminated, that the Company’s Trust Account balance will be sufficient to consummate the transaction, that no material adverse effect has occurred with respect to IDE and that no law or order is in effect prohibiting the Merger or the Offer.

24.	Please revise the third bullet point on page 81 to reflect its intended meaning, that is, that EAC will not be required to accept Common Shares tendered and may terminate the Offer if EAC has not received financing.

Response: The Company has revised the third bullet point on page 81 to clarify that it will not be required to accept Common Shares tendered and may terminate the Offer if EAC has not received financing.

25.	We note that the Offer is unfinanced and subject to a financing condition. Generally, when an offer is not financed, or when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that EAC will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the Offer following disclosure of the change or that the Offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response: The Company confirms that if the Financing Condition is satisfied, it will promptly file an amendment to its Schedule TO and disseminate the disclosure of the receipt of financing in a manner reasonably calculated to inform security holders in accordance with Rule 13e-4(e)(3). The Company also acknowledges the Commission’s position that a tender offer must remain open for at least five business days if there has been a material change to the

United States Securities and Exchange Commission

November 21, 2012

terms or conditions of a tender offer other than price or share levels. As a result, following disclosure of the satisfaction of the Financing Condition, the tender offer will remain open for at least five business days or will be extended so that at least five business days remain in the tender offer.

26.	Please refer to the first paragraph following the bullet points on page 81. The first sentence indicates that EAC may postpone the payment of shares tendered until the SEC has advised EAC that it has no further comment with respect to the Offer and its related documents. The last sentence of the paragraph indicates that upon notification from the SEC that it has no further comments regarding the Offer, EAC will redistribute the Offer or a supplement. Please reconcile these two sentences. Does EAC anticipate a circumstance in which it would redistribute the Offer or a supplement after the tender offer expires when its payment obligation is triggered? Also advise us what method of redistribution EAC intends to employ.

Response: The Company has revised the paragraph referenced on page 81 to remove the last sentence of the paragraph. The Company does not anticipate a circumstance in which it would redistribute the tender offer materials or a supplement after the tender offer expires when its payment obligation is triggered. Further, the Company supplementally advises the Staff that it anticipates that it will issue a press release in accordance with Rule 13e-4(e)(3) if it accepts Common Shares in the Offer, terminates the Offer or postpones the acceptance of payment of, or the purchase of and the payment for the Common Shares.

27.	Please refer to the second paragraph following the bullet points on page 81. Please advise us under what circumstances EAC would do anything other than terminate the Offer if the merger agreement is terminated. If applicable, revise the disclosure accordingly.

Response: The Company advises the Staff that in the event the Merger Agreement is terminated, the parties to the Merger Agreement may seek to negotiate a new agreement, and the Company would anticipate amending the tender offer, if the parties entered into a new agreement a sufficient time in advance of December 15, 2012 to allow it to complete the tender offer. In this scenario, the Company would extend the tender offer and redistribute the tender offer documents to its securityholders.

28.

We note the last paragraph of this section relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the

United States Securities and Exchange Commission

November 21, 2012

Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.

Response: The Company understands the Staff’s position that a decision to proceed with a tender offer when a condition is triggered is tantamount to a waiver, and that such a waiver may require the Company to extend the Offer and recirculate new disclosure to security holders. The Company also understands the Staff’s position that, if such an offer condition is triggered by events that occur during the offer period and before the expiration of the tender offer, the Company should promptly inform stockholders how it intends to proceed (unless the condition is one where the satisfaction of the condition may be determined only upon expiration). The Company has revised page 81 of its Offer to Purchase to reflect that understanding.

Source and Amount of Funds, page 82

29.	Disclosure in the second paragraph indicates that in the event more than 3,629,000 Common Shares are tendered and EAC does not obtain financing, it would terminate or extend the Offer. In addition, Section 9.2 of the Certificate of Incorporation indicates that the Company’s obligation to purchase all shares tendered, assuming the Maximum Tender Condition is not implicated, is “subject to lawfully available funds.” If more than 3,629,000 but less than 5,520,000 Common Shares are tendered, and financing ultimately cannot be obtained, please advise us if the Certificate of Incorporation would permit the Company to consummate the merger without a vote of EAC shareholders if it only purchased those shares for which it has available funds, i.e. 3,629,000, as opposed to all, of the shares tendered in the Offer. Please disclose this point in the Offer to Purchase and cite to the relevant provision in EAC’s corporate charter. If the alternative is true – the Certificate of Incorporation would require that EAC terminate the merger agreement and liquidate the trust – please revise the disclosure accordingly.

Response: The Company advises the Staff that, if more than 3,629,000 but less than 5,520,000 Common Shares are tendered and financing cannot be obtained, pursuant to Section 9.2 of the Company’s Second Amended and Restated Certificate of Incorporation, the Company would not be permitted to consummate the Merger without a vote of EAC’s stockholders if it only purchased the Common Shares for which it has available funds. Under these circumstances, unless the Company’s stockholders withdraw sufficient Common Shares to reduce the tendered Common Shares below 3,629,000, allowing the Company to close the tender offer and consummate the merger by December 15, 2012, the Company would be required to terminate the Offer and liquidate the trust. The Company has supplemented the disclosure on page 82 to discuss this scenario.

30.	Please delete from the second paragraph in this section the sentence “See ‘The Offer – Source and Amount of Funds.’”

Response: The Company has revised page 82 to delete the sentence “See ‘The Offer – Source and Amount of Funds.’”

United States Securities and Exchange Commission

November 21, 2012

Extension of the Offer; Termination; Amendment, page 86

31.	Refer to the second to last sentence in the last paragraph of this section. Please revise clause (i) of this sentence to also note that an extension of the Offer may be required in the event the Company increases or decreases the number of Common Shares sought in the tender offer.

Response: The Company has revised page 87 to include that an extension of the tender offer may be required in the event the Company increases or decreases the number of Common Shares sought in the tender offer.

Business of IDE, page 113

Customers, page 123

32.	We note your statement that “IDE’s four largest customers accounted for 68% of IDE’s total sales, comprised of 22%, 18%, 16% and 13% for the top four customers, respectively.” Please enhance your disclosure in this section by identifying these customers. In this regard, we note the identification of your top customers on page 45.

Response: The Company has revised page 123 to identify the IDE customers that accounted for 22%, 18%, 16% and 13% of total sales.

Management’s Discussion and Analysis, Page 131

33.	Please supplement your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003). For example, we note that while revenues increased between the nine-month periods ended September 30, 2012 and September 30, 2011 and the years ended December 31, 2011 and December 31, 2010, income fell during those periods. As applicable, please discuss the increase in cost of sales as a percentage of revenue and the higher selling, general and administration expenses.

Response: The Company has supplemented the disclosure on page 131 by adding additional opportunities, challenges and risks that management is focused on for the short- and long-term and to discuss additional factors associated with the increase in cost of sales as a percentage of revenue and the higher selling, general and administrative expenses.

34.	We note that revenues increased 164% between the nine-month periods ended September 30, 2012 and September 30, 2011 primarily due to an increase “in complete rig packages.” Please expand to discuss this factor in greater detail, such as the number of rig packages and customers involved, when you entered into arrangements regarding these rig packages and the reason for the significant increase in complete rig packages between these two periods. If this is a material trend, please discuss this in the overview section to your MD&A.

United States Securities and Exchange Commission

November 21, 2012

Response: The Company has supplemented the disclosure on page 131 to discuss the increase in revenues associated with complete rig packages. Further, the Company has added a discussion of the trends supporting the revenue increase in the overview section of MD&A.

Management of IDE, page 139

Summary Compensation Table, page 141

35.	We note your disclosure in footnote (6) to the Summary Compensation Table that “[a]mounts reported in this column for Mr. Cope consisted of … company-reimbursed payments for ranch expenses of $52,376, … company-reimbursed personal AmEx charges of $631,902, company reimbursement for employees performing services for other Cope enterprises of $220,243, and an income tax gross-up related to these expenses of $466,260.” We also note your statement on page 164 that pursuant to an amended and restated employment agreement to become effective upon the consummation of the Merger, Mr. Cope “will be reimbursed for reasonable and necessary business expenses in accordance with the terms of EAC’s applicable travel and expense policy.” Please clarify in your disclosure whether this policy will permit continued payment or reimbursement of items such as those listed in footnote (6).

Response: The Company has revised the disclosure in footnote (6) on page 141 to clarify that, under the EAC Travel and Expense Reimbursement Policy that the Company’s board of directors intends to adopt upon the consummation of the Merger, the Company does not expect to provide reimbursement for any personal expenses described in that footnote other than reasonable automobile expenses, but does expect to provide reimbursement for all valid business expenses, including approved per-use ranch expenses for business purposes.

Potential Payments Upon Termination or Change-in-Control

36.	We note your statement here that “[i]n the event of a change-in-control of IDE or termination of employment, the NEOs would receive no additional benefits beyond those required to be provided by law and any reimbursement of ordinary business expenses incurred to the date of termination, except as required by an NEOs employment agreement with IDE, as described above … [emphasis added].” We also note your statement that “Messrs. Cope and Storm have entered into amended and restated employment agreements with IDE that will become effective upon the consummation of the Merger.” Please clarify here whether any payments upon termination or change-in-control are anticipated to be made in connection with the transactions currently contemplated. In this regard, we note your disclosure on pages 174 through 176 under the heading “Golden Parachute Compensation”; provide an appropriate cross-reference.

United States Securities and Exchange Commission

November 21, 2012

Response: The Company has revised its disclosure under “Potential Payments Upon Termination or Change-in-Control” on page 142 to clarify that no payments upon termination or change-in-control are anticipated to be made in connection with the Merger under the employment agreement. The Company has also supplemented the disclosure to include a cross-reference to “Golden Parachute Compensation.”

Unaudited Condensed Consolidated Pro Forma Financial Information, page 143

Assuming no redemption, page 143

37.	We note your disclosure of the formula for calculating estimated consideration to be received by IDE stockholders for the proposed merger. Please reconcile this disclosure to the purchase price allocation specified on page 149. In doing so, specify the estimates related to IDE indebtedness at closing; IDE stockholder expenses related to the merger; amounts estimated in the Trust Account at closing, the calculation to determine the number and value of the contingent common shares, and other key assumptions.

Response: The Company has revised page 143 to reconcile the consideration disclosure on page 143 to the purchase price allocation disclosure on page 149. The Company has also supplemented the disclosure to specify its estimates relating to IDE’s indebtedness at closing; IDE’s stockholder responses relating to the merger; the amount estimated in the Trust Account at closing; and the calculation to determine the number and value of the Contingent Common Shares.

(i) Long-term Debt, page 159

38.	We note you expect to obtain $30 million of additional debt financing and have recorded pro forma adjustments to reflect the debt proceeds and related interest expense. Please tell us how you determined that these pro forma adjustments are factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X.

Response: The Company advises the Staff that the Merger consideration and Merger-related expenses will be paid with the cash available to the Company from the Trust Account and the cash and cash equivalents on hand prior to the Merger. In the event that more than 3,629,000 Common Shares are tendered, the Company will require additional financing as contemplated by the Financing Condition in the Offer to Purchase. The maximum redemption scenario presented in the Offer to Purchase reflects both (i) the consummation of the IDE and RWI mergers and (ii) the redemption of 92% of the Common Shares. Therefore, if the maximum redemption scenario occurs and the transactions are consummated, the Financing Condition specified in the Offer to Purchase would have to be satisfied because EAC would otherwise not have enough cash on hand to consummate the mergers and accept the Common Shares in the tender offer. Management believes the nature and amount of the assumption regarding the debt financing is factually supportable as the debt balance reflects the amount of cash that is contractually necessary to accomplish the consummation of the transactions in the event the maximum redemption scenario occurs.

United States Securities and Exchange Commission

November 21, 2012

Management of EAC Following the Transaction, page 161

Employment Agreements, page 164

39.	Please expand to discuss the factors that will be considered in awarding bonuses and options to EAC’s officers.

Response: The Company has revised its disclosure on page 164 to add a discussion of the factors that will be considered in awarding bonuses and options to EAC’s officers.

Certain Relationships and Related Party Transactions, page 171

Golden Parachute Compensation, page 174

40.	We note your statement in footnote (1) to the table, to the effect that golden parachute arrangements may be provided to Michael Dion, but the terms of such arrangements have not yet been determined. If and when such terms are determined, please make any appropriate updates to this disclosure.

Response: The Company supplementally advises the Staff that the terms of the employment agreement that the Company plans to enter into with Michael Dion have not yet been determined.

Financial Statements, page F-1

General

41.	Please update the financial statements of the targeted entities pursuant to Rule 8-04 of Regulation S-X.

Response: The Company advises the Staff that it has provided updated financial statements and information of the target entities as required by Rule 8-04 of Regulation S-X in its Amended and Restated Offer to Purchase, dated November 13, 2012, filed as Exhibit (a)(1)(j) to its Amendment No. 3 to Schedule TO filed with the Commission on November 13, 2012.

Integrated Drilling Equipment Company Holdings

Notes to Financial Statements, page F-32

Note 2. Summary of Significant Accounting Policies, page F-32

Revenue Recognition, page F-34

42.

We note your disclosure regarding contracts for which revenue is recognized using the percentage of completion method. Explain to us in detail the basis for your conclusion that the percentage of completion method of revenue recognition is

United States Securities and Exchange Commission

November 21, 2012

appropriate for the arrangements identified in your filing. Specifically, explain to us how you have considered the guidance in ASC 605-35-15-6. As part of your response, please address the following:

•	Clarify the extent to which the products are customized as compared to manufactured to customer specification from among a selection of standard selections or options;

•	Clarify the extent to which the products are sold in the ordinary course of business through your normal marketing channels;

•	Clarify the number of cases where products are manufactured for inventory as compared to manufactured for delivery under an existing customer order;

•	Clarify how much of a final product results from standard work as compared to custom work; and,

•

Tell us of any instances where a product began production intended for inventory and was subsequently designated for delivery under an existing contract or any instances where a product originally intended for delivery under an existing customer contract was subsequently designated for inventory. Explain your accounting under such circumstances.

Response: The Company advises the Staff that IDE’s determination regarding the use of the percentage of completion accounting method is based on the considerations in Financial Accounting Standards Board (“FASB”) ASC 605-35-15-6a, which indicates that percentage of completion accounting is not applicable to sales of goods produced in a standard manufacturing operation. However, IDE does not consider its various fabrication contracts to be produced in a standard manufacturing operation. While there are basic physical elements to its drilling rigs, such as masts and substructures, a drilling rig fabrication contract includes design work, configuration procedures, construction and custom fabrication, rig-up and testing. Further background on the more significant elements of IDE’s fabrication operations are set forth below.

•

Electrical control systems—The various electrical control systems are fabricated to specification for each contract and contain complex electrical, software and mechanical components. This fabrication is based on IDE’s design and fabricated to the customer’s end requirements which can be very different based upon the customer’s drilling location and the unique application of the drilling rig. For instance, drilling rigs may be designed to withstand climate conditions in certain locations, conform to local requirements, or be configured for integration with the customer’s rig fleet. Historically, IDE has not accepted electrical control system orders without an underlying customer contract due to the unique design requirements of each system depending on the type of customer application.

•

Major rig components—While certain rig components may be similar from rig to rig, such as masts, substructures, or generators, they are specific to a customer contract. Historically, IDE has not manufactured any of these components for inventory purposes. Furthermore, even basic materials such as steel, valves, or electrical wire/cable are not purchased until it is necessary under a specific customer contract.

United States Securities and Exchange Commission

November 21, 2012

•

Fabrication, rig-up and testing—Once a rig is designed and all necessary components have been fabricated or procured, the rig is assembled and tested, which requires further specific labor efforts based upon the customer’s requirements.

In addition to the above elements, there are no “regular” marketing channels for IDE’s products. The quoting process and ultimate contract takes into account the customer’s unique specifications. IDE has historically neither manufactured any rig components to be held as inventory nor began a product under a contract that was subsequently designated for inventory. Typically, if customers require a replacement component, that component is built to specification at the time of order.

Given these considerations, IDE’s fabrication contracts do not meet the criteria described in FASB ASC 605-35-15-6, but rather are consistent with the criteria described in FASB ASC 605-35-15-2a and types of examples described in FASB ASC 605-35-15-3. Accordingly, IDE believes that revenue recognition for its fabrication contracts under percentage of completion is the appropriate method of revenue recognition.

43.	With regard to the revenue arrangements accounted for using the percentage of completion method, provide us the following:

•	Describe for us any refund rights that your customers have;

•	Tell us when title to the equipment passes to the customer; and

•

Describe the customer rights and obligations in the event an arrangement is cancelled prior to completion and acceptance. In this regard, tell us whether the customer is obligated to pay for, and you have a practice of collecting payment for, partially completed work that exceeds the amount of any revenue previously collected under the milestone payment terms.

Response: The Company advises the Staff that IDE’s customer contracts typically do not have refund rights. However, the contracts do address contract termination. Typically, termination is addressed in the following manner:

•	Upon termination, the customer forfeits all deposits made prior to such termination; or

•

Previous deposits are returned to the customer, after being reduced by all documented costs incurred by IDE up to the point of termination. If such documented costs are higher than the amounts previously paid, the customer pays the difference to IDE.

Historically, IDE has experienced very few contract terminations with customers and has collected payment for partially completed work.

Title to fabricated and assembled equipment passes to the customer after inspection testing has been completed and a delivery and acceptance certificate has been signed by the customer and IDE.

United States Securities and Exchange Commission

November 21, 2012

44.	Please clarify if your products include warranty obligations that are incurred in connection with the sale of the product, that is, obligations that are not separately priced or sold but are included in the sale of the product. If applicable, tell us how you account for any such obligations.

Response: The Company advises the Staff that IDE’s fabricated rigs and systems are generally warrantied for a period of up to one year as part of the customer contract, however, no warranty or guarantee is granted on materials and components that are not manufactured by IDE. Due to IDE’s testing and customer acceptance processes, there has not historically been a significant level of warranty services provided. The warranty reserve that is accrued is based upon the guidance in ASC 450 and adjustments are made to such reserve based upon changes in historical experience.

Amendment No. 1 to Schedule TO filed October 26, 2012

Exhibit List

45.	Ensure that you indicate with regard to each exhibit whether it has previously been filed, is filed with this filing or will be filed by amendment.

Response: The Company has revised the Exhibit List in Amendment No. 4 to indicate which exhibits were previously filed, filed with Amendment No. 4 and will be filed with a future amendment.

* * * * * * *

United States Securities and Exchange Commission

November 21, 2012

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 212.326.3430. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Boris Dolgonos
Boris Dolgonos

cc:	Alan B. Menkes, Chief Executive Officer

Joseph Fong, Chief Financial Officer